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                                                                    EXHIBIT
99.5


                                AUDITORS' REPORT

To the Board of Directors of
Celestica Inc.

         We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2001 and 2002 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.



Toronto, Canada                                            /s/ KPMG LLP
January 21, 2003                                           Chartered Accountants




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                    COMMENTS BY AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in note 2(q) to the financial statements relating to the adoption by the Company of CICA Handbook Section 1581 - Business Combinations, CICA Handbook Section 3062 - Goodwill and Other Intangible Assets, and CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments. Our report to the Board of Directors of Celestica Inc. dated January 21, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.



Toronto, Canada                                            /s/ KPMG LLP
January 21, 2003                                           Chartered Accountants